FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

1. English Translation of Financial Data from the Consolidated Financial Statements Attributable to the Company's shareholders.

2. Registrant's Form 126 filed with the Israeli Securities Authority on March 13, 2016

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 14, 2016

3

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Consolidated Financial Statements
Attributable to the Company's shareholders

As of

December 31, 2015

US dollars in thousands

Contents

Page
Special Auditors' Report in accordance with regulation 9(C)	2-3

Data from the consolidated financial statements on the Financial Position Attributable to the Company	4-5

Data from the consolidated financial statements on the Income Attributable to the Company	6

Data from the consolidated financial statements on the Comprehensive Income Attributable to the Company	7

Data from the consolidated financial statements on the Cash Flows Attributable to the Company	8-9

Additional Information	10-12

The Shareholders of Elron Electronic Industries Ltd.
Azrieli Center, 42 floor
Tel Aviv, 69306
Israel

Re:	Special auditors' report of the separate financial information in accordance with Regulation 9c to the Israeli Securities Regulations
(Periodic and Immediate Reports), 1970

We have reviewed the separate financial information presented in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. (the "Company") as of December 31, 2015 and 2014 and for each of the three years the latest of which ended on December 31, 2015, as disclosed on the Company's periodic report. The Company's board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10 , 2016	A Member of Ernst & Young Global

Special Report Pursuant to Regulation 9(c)
Financial Data and Information from the Consolidated Financial Statements Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("Separate Data") are derived from the Company's Consolidated Financial Statements as of December 31, 2015 ("Consolidated Financial Statements"), which form part of the Company's periodic reports. The Separate Data is presented in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

The significant accounting policies followed in the preparation of the following Separate Data are identical to those applied in the preparation of the Company's Consolidated Financial Statements.

Presentation of transactions which were eliminated in the Consolidated Financial Statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Consolidated Financial Statements.
In the Separate Data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the Consolidated Financial Statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the Consolidated Financial Statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the Consolidated Financial Statements.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2015	2014
	$ thousands

Current assets
Cash and cash equivalents (Note 2)	13,895	33,330
Bank deposits (Note 6)	39,145	60,360
Other investments in securities (Note 6)	23,115	-
Other accounts receivable	406	261

	76,561	93,951

Non-current assets
Investments in subsidiaries and associates, net	136,783	111,272
Investments in other companies measured at fair value (Note 5)	19,107	27,271
Long-term receivables (Note 6)	2,303	-
Property, plant and equipment, net	10	26

	158,203	138,569

Total assets	234,764	232,520

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2015	2014
	$ thousands

Current liabilities
Trade payables	87	53
Other accounts payable	2,910	2,776

	2,997	2,829

Long-term liabilities
Other long term liabilities (Note 3)	73,560	73,812

	73,560	73,812

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573
Share premium	190,753	190,753
Capital reserves	3,085	2,066
Accumulated deficit	(45,204)	(46,513)

Total equity	158,207	155,879

	234,764	232,520

The accompanying additional information is an integral part of the separate financial data and information.

Saul Zang*	Ari Bronshtein	Yaron Elad
Vice Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the annual consolidated financial statements: March 10, 2016.

*)	Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board, see Note 1 to the Consolidated Financial Statements.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Income Attributable to the Company

	Year ended December 31,
	2015	2014	2013
	$ thousands

Income
Financial income (Note 3)	899	8,875	261

Expenses
General and administrative expenses	4,608	5,086	5,449
Financial expenses (Note 3)	101	54	5,767
Other expenses (income), net	43	5	(3,484)

	4,752	5,145	7,732

	(3,853)	3,730	(7,471)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net (Note 5)	14,674	114,764	4,443
Company’s share of loss of subsidiaries and associates	(8,370)	(3,228)	(8,031)

Income (loss) before taxes on income	2,451	115,266	(11,059)
Tax benefit (taxes on income)	-	(29,772)	28,994

Net income attributable to the Company's shareholders	2,451	85,494	17,935

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Comprehensive Loss Attributable to the Company

	Year ended December 31,
	2015	2014	2013
	$ thousands

Net income attributable to the Company's shareholders	2,451	85,494	17,935

Other comprehensive loss

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(30)	(421)	(2,111)

Total loss that would never be reclassified to profit or loss	(30)	(421)	(2,111)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operation	(93)	-	-

Total loss that would be reclassified to profit or loss under certain conditions	(93)	-	-

Total other comprehensive loss attributable to the Company	(123)	(421)	(2,111)

Other comprehensive loss attributable to the Company's subsidiaries and associates	-	-	(14)

Total comprehensive income attributable to the Company's shareholders	2,328	85,073	15,810

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Year ended December 31,
	2015	2014	2013
	$ thousands

Cash flows from operating activities

Net income attributable to the Company	2,451	85,494	17,935

Adjustments to reconcile net income to net cash used in operating activities:
Adjustment to the profit or loss items:
Company’s share of loss of subsidiaries and associates	8,370	3,228	8,031
Depreciation	16	13	14
Financial expense (income), net	(1,240)	(365)	45
Stock based compensation	-	(239)	(46)
Gain from cancellation of impairment in financial assets	-	-	(3,522)
Taxes on income (tax benefit)	-	29,772	(28,994)
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(14,674)	(114,764)	(4,443)
Other	(39)	400	(553)

	(7,567)	(81,955)	(29,468)

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(145)	(41)	566
Increase in long term receivables	-	-	(54)
Increase (decrease) in trade payables	34	(26)	(16)
Increase (decrease) in other accounts payable	134	(404)	1,210
Increase (decrease) in other long term liabilities	(252)	(8,889)	5,805

	(229)	(9,360)	7,511

Cash paid and received during the year for:
Interest paid	-	(12)	(162)
Interest received	899	377	117

	899	365	(45)

Net cash used in operating activities	(4,446)	(5,456)	(4,067)

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Year ended December 31,
	2015	2014	2013
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	-	(1)	(7)
Investment in associates and subsidiaries	(24,443)	(11,081)	(10,139)
Proceeds from sale of investments in associates and subsidiaries	10,799	204,016	6,945
Proceeds from sale of financial assets measured at fair value	188	203	115
Other investments in securities	(23,307)	-	-
Receipt (deposit) of deposits in banks, net	21,748	(60,037)	-
Dividend from investee company	26	-	-
Proceeds from repayment of debentures	-	-	1,698

Net cash provided by (used in) investment activities	(14,989)	133,100	(1,388)

Cash flows from financing activities
Dividend paid to the Company's shareholders	-	(110,000)	-
Repayment of loans from banks	-	(4,000)	-
Proceeds from exercise of options	-	-	44

Net cash provided by (used in) financing activities	-	(114,000)	44

Increase (Decrease) in cash and cash equivalents	(19,435)	13,644	(5,411)

Cash and cash equivalents as of beginning of the year	33,330	19,686	25,097

Cash and cash equivalents as of end of the year	13,895	33,330	19,686

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands, except for price per share

1.         General

The accompanying condensed separate financial data as of December 31, 2015, have been prepared in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Reports), 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2015 ("Consolidated Financial Statements").

2.	Cash and Cash equivalents attributed to the Company (excluding amounts attributed to subsidiaries and associates)

	December 31
	2015	2014

In U.S. dollar	13,810	32,945
In NIS (unlinked)	85	385

	13,895	33,330

3.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences on these capital notes are included under line item financial income or financial expenses in the income statement.

4.
Dividend

On March 10, 2016, subsequent to the reporting date, the board of directors resolved to make an application to the Court for a dividend distribution of $15,000 (constituting an amount of $0.504307 per share) not out of the Company's profits. Such dividend distribution is subject to the Court approval pursuant to Section 303 of the Israeli Companies Law, 1999 (the "Companies Law") and the record date will be determined accordingly. We intend to file an application to the Honorable Court, accordingly. This decision of the board of directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent the Company from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders.

It should be clarified that the abovementioned decision of the board of directors does not constitute a decision to distribute a dividend, and that a dividend distribution in any amount, shall be subject, in addition to the Court approval as stated herein (which is not assured), to a further separate approval of the board of directors in relation to the dividend distribution itself, subject to the Board's full discretion. Accordingly, it should be clarified that as of the date of the publication of these reports, there is no certainty as to the distribution of a dividend or the timing or amount thereof.

On August 24, 2014 the Company declared a dividend in the amount of $110,000 (approximately $3.698 per share). In September 2014, the dividend was paid to the Company's shareholders.

5.	Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net

For details on the gain from revaluation of investee companies measured at fair value, see Note 7 to the Consolidated Financial Statements.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands, except for price per share

6.	Financial assets attributable to the company Pursuant to IFRS 9:

	December 31,
	2015	2014
Financial assets measured at amortized cost:
Other accounts receivable	406	261
Bank deposits (A)	39,145	60,360
Escrow deposits	1,280	-

Financial assets measured at fair value through profit or loss:
Investments in other companies measured at fair value through profit or loss	19,107	27,271
Debentures (B)	23,115	-
Contingent consideration (C)	1,023	-

(A)	Deposits denominated in USD, bearing a fixed interest rate, which is determined based on the deposit period. The interest rate on deposits as of December 31, 2015, is between 1.1% and 1.4%.
(B)	Investment in debentures denominated in USD, carrying a Libor- linked interest.
(C)	Includes the contingent consideration due to the sale of Jordan Valley Semiconductors Ltd , see Note 7 to the Consolidated Financial Statement.

7.	Taxes on income

A.	Tax laws applicable to the Company

For information about the tax laws applicable to the Company see Note 16 to the Consolidated Financial Statements.

B.	Tax assessments attributed to the Company

The Company has tax assessments considered as final through 2011, included.

C.	Carryforward tax losses and other temporary differences attributed to the Company

As of December 31, 2015, the Company has operating carryforward tax losses in the amount of $193,000 and capital losses in the amount of $12,000.

Deferred tax assets relating to the aforesaid carryforward operating losses and to other temporary differences of approximately $54,000 were not recognized because their utilization in the foreseeable future is not probable.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands, except for price per share

8.	Balances and transaction with subsidiaries and associates

           A.       Balances with subsidiaries and associates

Composition

	December 31,
	2015	2014

Other accounts receivable	67	30
Other accounts payable	21	26
Capital note (see Note 3 above)	73,560	73,812

B.	Loans

The Company granted some of its subsidiaries and associates loans which are presented in the Company's statement of financial position as part of investments in subsidiaries and associates. The Company recorded interest income in respect of these aforesaid loans in the amount of $63 in its statement of income for 2015, (approximately $31 in 2014 and $64 in 2013).

For more information about loans which the Company granted its subsidiaries and associates see Note 3 to the Consolidated Financial Statements.

Liabilities report of the Company by repayment date

Section 36a to the Israel Securities Law (1968)

Report as of December 31, 2015
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of December 31, 2015 (1 USD = 3.902 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	297,157
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	586,019